FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated April 3, 2007, regarding fourth quarter and fiscal year 2006 results.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Clara Mak
Name:	Clara Mak
Title:	Chief Financial Officer

Date: April 10, 2007

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated April 3, 2007, regarding fourth quarter and fiscal year 2006 results.

4

Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES FOURTH QUARTER

AND FISCAL YEAR 2006 RESULTS

•	Q4 2006 net revenues grew 36.0%, as compared to Q4 2005, to US$4.5 million

•	Q4 2006 operating income up 148.1%, as compared to Q4 2005, to US$1.1 million

•	2006 fiscal year net revenues increased 25.3% year-over-year to US$16.4 million

•	2006 fiscal year net income grew 89.9% year-over year to US$3.9 million

SHENYANG, CHINA — April 3, 2007 — 3SBio Inc. (NASDAQ: SSRX), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2006.

Fourth Quarter 2006 Financial Highlights:

•	Total net revenues increased 36.0% over fourth quarter 2005 to RMB35.2 million (US$4.5 million).

•

Net revenue from our flagship injectable recombinant human erythropoietin products, or EPO products, marketed under our EPIAO brand, increased 28.8% over fourth quarter 2005 to RMB26.0 million (US$3.3 million).

•

Net revenue from our protein-based therapeutic recombinant human thrombopoietin products, or TPO products, marketed under our TPIAO brand, increased 201.4% over fourth quarter 2005 to RMB5.9 million (US$0.8 million).

•	Operating income increased 148.1% over fourth quarter 2005 to RMB8.7 million (US$1.1 million).

•	Net income increased 124.7% over fourth quarter 2005 to RMB7.1 million (US$0.9 million).

•	Earnings per American Depositary Share (“ADS”) for the fourth quarter 2006 were RMB0.50 (US$0.06), compared to RMB0.22 for the fourth quarter 2005.

Fiscal Year 2006 Financial Highlights:

Compared to fiscal year 2005 results,

•	Total net revenues increased 25.3% to RMB127.8 million (US$16.4 million).

•	Revenue from EPIAO increased 16.5% to RMB98.8 million (US$12.7 million).

•	Revenue from TPIAO increased 474.5% to RMB16.1 million (US$2.1 million).

•	Revenue from export sales increased 17.8% to RMB5.9 million (US$0.8 million).

•	Operating income increased 81.2% to RMB36.5 million (US$4.7 million).

•	Net income increased 89.9% to RMB30.5 million (US$3.9 million).

•	Earnings per ADS were RMB2.13 (US$0.27) in 2006, compared to RMB1.12 per ADS in 2005.

“We are very pleased with the growth of our earnings, and with our continued strategic and operational progress,” commented Dr. Jing Lou, chief executive officer of 3SBio. “We achieved solid growth throughout our business, especially with regard to our flagship EPO product, EPIAO, and our latest internally developed TPO product, TPIAO. Our EPIAO products continued to be the market leader both in terms of revenues and sales volume, with market shares of 36% and 30%, respectively, for the fourth quarter 2006, according to IMS Health and our internal data. Our TPIAO products continued to gain market acceptance since launch, ending the fiscal year 2006 as our second biggest revenue contributor, accounting for 12.6% of our total revenues for the year. We continue to make steady progress in our robust development pipeline, and just recently announced the addition to our product portfolio of our pre-filled syringe EPIAO products. These developments further demonstrate our focus on growth, margins and profitability through our proven R&D capabilities, innovative and cost-effective manufacturing operations, established nationwide sales and marketing network and market oriented management team.”

Fourth Quarter and Fiscal Year 2006 Unaudited Financial Results

Net Revenues. Our net revenues amounted to RMB35.2 million (US$4.5 million) in the fourth quarter of 2006 compared to RMB35.6 million net revenues for third quarter of 2006. Due to seasonality of our sales, the third quarter typically represents the highest sales period for a year. The mitigation of seasonal effects on our sales for the fourth quarter of 2006 was primarily due to the quarter-over-quarter upward trend of our TPIAO products. Net revenues for fourth quarter 2006 increased by 36.0%, over fourth quarter 2005.

Net revenues increased by 25.3% to RMB127.8 million (US$16.4 million) for fiscal year 2006, from RMB102.0 million in 2005. This increase was primarily attributable to the rapid market adoption of our TPIAO products, which generated revenues of RMB16.1 million (US$2.1 million) in 2006, compared to RMB2.8 million in 2005. TPIAO was our second largest revenue contributor in 2006, accounting for 12.6% of overall net revenues in the period. The increase was also attributable to greater net revenues from our leading EPIAO products, which increased by 16.5% from RMB84.8 million in 2005 to RMB98.8 million (US$12.7 million) in 2006.

Excluding revenues from our newly launched TPIAO, our overall rate of revenue growth for 2006 was 12.6%, compared to 28.4% for 2005. This slowdown in revenue growth rate was primarily attributable to a government sponsored anti-corruption campaign, under which certain hospitals denied access to sales representatives from pharmaceutical companies because the hospitals wanted to avoid the perception of corruption, which in turn temporarily limited our ability to expand into new hospitals in 2006. We support the government’s anti-corruption efforts and believe they will have a positive effect on the pharmaceutical industry in China and on our business in the long run.

Gross Profit. Gross profit increased 40.5% to RMB32.4 million (US$4.2 million) for the fourth quarter 2006 from RMB23.1 million in the fourth quarter 2005.

Gross margin was 92.0% in the fourth quarter 2006, up slightly from 91.4% in the third quarter 2006 and up from 89.1% in the fourth quarter 2005. In fiscal 2006, cost of revenues decreased by 25.2% and gross margin improved from 84.8% in 2005 to 90.9% in 2006. The improved margins were due to costs reduction in fiscal 2006 primarily attributable to a decrease in depreciation charges, reduced needs for provisions and charges such as inventory write-offs and amortization of intangibles and an increased production yield for EPIAO in 2006.

Income from Operations. Operating income for the fourth quarter of 2006 was RMB8.7 million (US$1.1 million), representing a 21.2% decrease, compared to RMB11.1 million in the third quarter of 2006, but up 148.1% from an operating income of RMB3.5 million in the fourth quarter of 2005. Operating margin for the fourth quarter 2006 was 24.8%, lower than the 31.0% operating margin in the third quarter of 2006, due to normal seasonality, but up from 13.6% in the fourth quarter of 2005. The lower fourth quarter operating income and margin in 2006 as compared to the third quarter 2006 was mainly due to increased marketing efforts in the fourth quarter of 2006 and the additional cost of RMB1.2 million (US$0.2 million) stock-based compensation associated with 312,504 restricted shares awarded in June 2006 and share options granted in October 2006 to purchase 1,060,000 ordinary shares.

Operating margin for 2006 was 28.6%, up from 19.8% for 2005, attributable to continued operational improvements in our manufacturing and sales platforms through increased product offerings and scale of operations.

Operating expenses. Our total operating expenses increased by 20.0% from RMB66.4 million in 2005 to RMB79.6 million (US$10.2 million) in 2006. The increase was primarily due to an increase in sales, marketing and distribution expenses.

•

Research and development expenses. Our research and development expenses increased 90.9% to RMB6.1 million (US$0.8 million) for 2006 from RMB3.2 million for 2005. The increase was mainly attributable to research and development expenses associated with TPIAO’s phase IV post-marketing clinical tests and the development of our EPIAO pipeline products. The increase was also related to a one-time licensing fee for the licensing and co-development of anti-TNF alpha monoclonal antibody therapeutics with Epitomics Inc., and for continued development of other pipeline products.

•

Sales, marketing and distribution expenses. Our sales, marketing and distribution expenses increased 24.5% to RMB61.3 million (US$7.9 million) for 2006 from RMB49.2 million for 2005. The increase was primarily attributable to higher staff costs and bonuses as well as the increase in marketing and promotion costs for our TPIAO and higher sales activities in general. Sales, marketing and distribution expenses as a percentage of net revenues remained stable at around 48%.

•

General and administrative expenses. Our general and administrative expenses decreased 12.1% from RMB14.0 million for 2005 to RMB12.3 million (US$1.6 million) for 2006. The decrease was primarily attributable to the reduced requirement for bad debt provision and depreciation, partially offset by an increase in stock-based compensation charge. General and administrative expenses as a percentage of net revenues decreased from 13.7% in 2005 to 9.6% in 2006.

Other expense, net. Net other expense decreased 65.6% from RMB2.5 million for 2005 to RMB0.9 million (US$0.1 million) for 2006. The decrease was primarily due to lower interest expenses resulting from reduced average bank borrowings in 2006.

Income before income tax expense and minority interests. As a result of the foregoing, our income before income tax expense and minority interests increased 101.9%, from RMB17.7 million for 2005 to RMB35.7 million (US$4.6 million) for 2006.

Income tax expense. Our income tax expense increased 196.1% from RMB1.8 million for 2005 to RMB5.2 million (US$0.7 million) for 2006, and our effective tax rate was 14.6% for 2006, compared to 10.0% for 2005, primarily attributable to the effects of non-deductible share-based compensation expenses in 2006 and increase in applicable tax rate for our major operating subsidiary from 10% in 2005 to 15% in 2006 due to the expiration of a tax holiday.

Net income. As a result of the foregoing, our net income increased 89.9%, from RMB16.1 million for 2005 to RMB30.5 million (US$3.9 million) for 2006.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2006 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB7.8041 to US$1.00, the noon buying rate for US dollars in effect on December 29, 2006 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Related Party Transaction

The collaboration partner for our development of TNF alpha monoclonal antibody is a related party, Epitomics Inc., the Chief Executive Officer of which is an immediate family member of the Company’s CSO. The collaboration between the two companies is to combine 3SBio’s development capabilities and Epitomics’ approach for generating large panel of therapeutic leads for the purpose of the identification of best-in-class drug candidates for anti-TNF therapy. Under the terms of the agreement Epitomics may receive royalties on any potential future products sold in China.

Business Highlights

Pre-filled Syringe EPO – On March 20, 2007, 3SBio Inc. announced that the Company has received approval from China’s State Food and Drug Administration (“SFDA”) for licenses to produce and sell pre-filled syringe EPO products in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths under its brand name EPIAO. The Company plans to launch pre-filled syringe EPIAO products within 2007.

TPIAO Launch – In January 2006, 3SBio launched its newest internally developed protein-based therapeutic product, TPIAO. TPIAO is a thrombopoietin, or TPO, indicated for the treatment of chemotherapy-induced thrombocytopenia, or platelet deficiency. TPIAO is the first protein-based therapeutic of its type approved for thrombocytopenia in China. Since launch, TPIAO has become 3SBio’s fastest growing product and second highest revenue contributor behind EPIAO, representing 12.6% of sales revenues for the fiscal year 2006. With market exclusivity in China until 2010, TPIAO represents a key growth driver in 3SBio’s market leading portfolio.

In-Licensed Products – 3SBio complemented its portfolio of internally developed products in 2006 with the addition of two in-licensed products, Tietai Iron Sucrose Supplement and Baolijin, our recombinant human granulocyte colony-stimulating factor or G-CSF, in-licensed in May and August 2006, respectively. The in-licensing agreements for both products include five-year exclusive distribution rights, and bolster the Company’s market leading portfolio of products focused on the oncology and nephrology therapeutic end markets.

Development of Export Sales – Throughout 2006, 3SBio received Good Manufacturing Practice (GMP) approval from a growing list of countries, further diversifying its export business. These included: Sri Lanka (March), Trinidad & Tobago (July), Republic of Yemen (August), Guatemala (September), and Colombia (November). While exports constitute a small percentage (4.6%) of 3SBio’s total sales for fiscal 2006, they represent a growing opportunity which 3SBio intends to continue to develop in the future.

Awards for Excellence – Further highlighting its goal to continually strive for scientific and operational excellence, 3SBio received numerous science and technology awards in 2006. These include:

•	first prize for Progress in Science and Technology awarded by the government of Shenyang;

•	third prize for Transformation of Science and Technology Achievements, awarded by the Science and Technology Department of Liaoning Province;

•	Team Award for Science and Technology Innovation during the Tenth “Five-Year Plan”, awarded by the Science and Technology Bureau of Shenyang; and

•	the Individual Award for Science and Technology Innovation during the Tenth “Five-Year Plan”, presented to 3SBio CEO Dr. Jing Lou by the Science and Technology Bureau of Shenyang.

Initial Public Offering – On February 7, 2007, 3SBio became the first Chinese biotech company to list on the NASDAQ Global Market in an initial public offering of 7.7 million ADSs. Including the exercised over-allotment option of an additional 252,634 ADSs, the Company successfully raised approximately US$105.7 million from this offering. As of the date of this release, there were 152,084,155 shares of common stock outstanding, of which the number of ADSs issued and available for trading is 8,452,140 ADSs.

Conference Call

3SBio senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Tuesday, April 3, 2007 to discuss its fourth quarter and fiscal year 2007 financial results and recent business activity. The conference call may be accessed by calling (US) +1 480 629 9564 / (UK) +44 (0)20 8515 2301 / (HK) +852 3009 5027. A telephone replay will be available shortly after the call until April 16, 2007 at (US) +1 303 590 3030 / (UK) +44 (0)20 7154 2833, Passcode: 3714705; and (HK) +852 2287 4304, Passcode: 095110#.

A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website at www.3sbio.com.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

Safe Harbor Statement

Statements in this release regarding certain anticipated business prospects resulting from the approval constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

Investor Contact: Clara Mak, CFO 3SBio Inc. No.3 A1, Road 10, Shenyang Development Zone Shenyang, China 110027 +86 (24) 2581 1820 IR@3sbio.com www.3SBio.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty 205 Lexington Avenue 8th Floor New York, NY 10016 +1 (212) 889-4350 3sbio@taylor-rafferty.com www.taylor-rafferty.com

Investor Relations (HK):

Ruby Yim, Managing Director

Taylor Rafferty

Suite 2003-5 Vicwood Plaza

199 Des Voeux Road Central

Hong Kong, China

+852 3196 3712

3sbio@taylor-rafferty.com

www.taylor-rafferty.com

Media Contact: John Dooley Taylor Rafferty 205 Lexington Avenue 8th Floor New York, NY 10016 +1 (212) 889-4350 3sbio@taylor-rafferty.com www.taylor-rafferty.com

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31,
	2005(1)	2006	2006
	RMB	RMB	US$
Assets

Current assets

Cash and cash equivalents	25,746	25,372	3,251
Accounts receivable, less allowance for doubtful accounts:
December 31, 2005 - RMB5,892; Dec. 31, 2006 - RMB4,871 (US$624)	34,376	37,402	4,793
Inventories	6,450	8,682	1,112
Prepaid expenses and other receivables	6,927	14,872	1,906
Amount due from shareholder	19,675	—	—
Income tax prepaid	121	—	—
Deferred tax assets	2,717	2,154	276

Total current assets	96,012	88,482	11,338

Property, plant and equipment, net	42,472	43,142	5,528
Lease prepayments	9,953	9,600	1,230
Deferred tax assets	2,124	1,251	160

Total assets	150,561	142,475	18,256

Liabilities

Current liabilities

Short-term bank loans	89,000	15,000	1,922
Accounts payable	1,336	1,769	227
Deferred grant income	924	611	78
Accrued expenses and other payables	11,039	16,708	2,141
Income tax payable	—	1,167	150
Amount due to a director	—	3,835	491
Amount due to investee company	1,813	—	—
Other current liabilities	139	92	12

Total current liabilities	104,251	39,182	5,021

Long-term bank loans	—	25,000	3,203
Deferred grant income	4,511	3,900	500
Other liabilities	677	585	75

Total liabilities	109,439	68,667	8,799

Commitments and contingencies
Minority interests	502	474	60

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 100,000,998 shares issued and outstanding as of Dec. 31, 2006	—	80	10
Registered capital	62,974	—	—
Additional paid-in capital	15,167	80,286	10,288
Statutory reserves	2,266	4,017	515
Accumulated losses	(39,787)	(11,049)	(1,416)

Total shareholders’ equity	40,620	73,334	9,397

Total liabilities and shareholders’ equity	150,561	142,475	18,256

[1]	Derived from audited financial statements included in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on February 7, 2007.

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	Three-month period ended
	December 31, 2005	September 30, 2006	December 31, 2006
	RMB	RMB	RMB	US$
Net Revenues:
EPIAO	20,179	27,777	25,984	3,325
TPIAO	1,951	5,218	5,880	754
Intefen	1,501	1,064	1,527	195
Inleusin	228	199	310	40
Export	1,803	1,077	1,209	155
Others	221	308	298	43

Total	25,883	35,643	35,208	4,512
Cost of revenues	(2,833)	(3,060)	(2,819)	(361)

Gross profit	23,050	32,583	32,389	4,151

Operating expenses
Research and development costs	(885)	(2,166)	(2,346)	(301)
Sales, marketing and distribution expenses	(14,072)	(16,717)	(17,832)	(2,285)
General and administrative expenses	(4,578)	(2,636)	(3,491)	(447)

Total operating expenses	(19,535)	(21,519)	(23,669)	(3,033)

Operating income	3,515	11,064	8,720	1,118

Other (expense)/income, net
Interest income	62	175	127	16
Interest expense	(1,305)	(875)	(858)	(110)
Grant income	1,008	1,145	732	94
Others	(18)	(3)	(9)	(1)

Total other (expense)/income, net	(253)	442	(8)	(1)

Income before income tax expense and minority interests	3,262	11,506	8,712	1,117
Income tax expense	(94)	(1,397)	(1,643)	(211)

Income before minority interests	3,168	10,109	7,069	906
Minority interests, net of tax	(9)	(15)	27	3

Net income	3,159	10,094	7,096	909

Net income per share:
Basic and diluted	0.03	0.10	0.07	0.01

Weighted average number of shares outstanding	100,000,998	100,000,998	100,000,998	100,000,998

Net income per ADS:
Basic and diluted	0.22	0.71	0.50	0.06

Weighted average number of ADSs outstanding	14,285,857	14,285,857	14,285,857	14,285,857

3SBio Inc. and subsidiaries

Unaudited consolidated statements of income

(expressed in thousands, except per share per ADS and other share and ADS data)

	Year ended December 31,
	2004(1)	2005(1)	2006	2006
	RMB	RMB	RMB	US$
Net Revenues:
EPIAO	64,937	84,804	98,836	12,665
TPIAO	—	2,795	16,056	2,057
Intefen	7,680	6,827	4,995	640
Inleusin	2,738	1,606	1,132	145
Export	1,736	4,990	5,878	753
Others	157	991	883	113

Total	77,248	102,013	127,780	16,373
Cost of revenues	(15,027)	(15,497)	(11,598)	(1,486)

Gross profit	62,221	86,516	116,182	14,887

Operating expenses
Research and development costs	(3,699)	(3,196)	(6,100)	(782)
Sales, marketing and distribution expenses	(38,762)	(49,205)	(61,280)	(7,852)
General and administrative expenses	(13,600)	(13,956)	(12,269)	(1,572)

Total operating expenses	(56,061)	(66,357)	(79,649)	(10,206)

Operating income	6,160	20,159	36,533	4,681

Other income/(expense), net
Interest income	81	144	436	56
Interest expense	(6,029)	(5,551)	(4,245)	(544)
Grant income	6,442	3,771	3,146	403
Others	—	(850)	(192)	(25)

Total other income/(expense), net	494	(2,486)	(855)	(110)

Income before income tax expense and minority interests	6,654	17,673	35,678	4,571
Income tax expense	(226)	(1,762)	(5,217)	(668)

Income before minority interests	6,428	15,911	30,461	3,903
Minority interests, net of tax	182	144	28	4

Net income	6,610	16,055	30,489	3,907

Net income per share:
Basic and diluted	0.07	0.16	0.30	0.04

Weighted average number of shares outstanding	100,000,998	100,000,998	100,000,998	100,000,998

Net income per ADS:
Basic and diluted	0.46	1.12	2.13	0.27

Weighted average number of ADSs outstanding	14,285,857	14,285,857	14,285,857	14,285,857

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